Exhibit 12

Sizeler Property Investors, Inc.

Ratios Table (000's)

	Year ended December 31					Nine months ended September 30, 2003
	1998	1999	2000	2001	2002
Income from continuing operations	2,756	2,347	2,328	2,203	2,842	770
Fixed charges	15,126	15,427	16,588	15,791	14,119	10,720
Capitalized interest	(324)	(161)	(494)	(307)	(490)	(1,324)

Earnings	17,558	17,613	18,422	17,687	16,471	10,166

Interest expense	14,554	15,018	15,850	15,240	13,377	9,203
Capitalized interest	324	161	494	307	490	1,324
Amortization of debt issuance costs	248	248	244	244	252	193

Total fixed charges	15,126	15,427	16,588	15,791	14,119	10,720

Preferred dividends					547	615

Ratio of earnings/fixed charges	1.16	1.14	1.11	1.12	1.17	0.95

Ratio of earnings/fixed charges and preference dividends	1.16	1.14	1.11	1.12	1.12	0.90